FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2003

Commission File Number: 001-13406

Provida Pension Fund Administrator
(Translation of registrant’s name into English)

Avenida Pedro de Valdivia 100
Santiago, Chile
011-562-697-0040
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Provida Pension Fund Administrator

TABLE OF CONTENTS

Item

1.	Press Release titled “AFP Provida S.A. Reports Its Results for the First Half Ended June 30, 2003”, dated August 29, 2003

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provida Pension Fund Administrator

Date: September 3, 2003	By:	/s/ Salvador Milán Alcaraz
Name:	Salvador Milán Alcaraz
Title:	Chief Financial Officer

FOR IMMEDIATE RELEASE

Contact:

Maria Paz Yañez
Planning and Control Manager
Phone: (56-2) 351-1209
Fax: (56-2) 679-2320
E-mail: myanezm@afpprovida.cl

Santiago, Chile – August 29, 2003 – AFP PROVIDA (NYSE: PVD) announced its consolidated financial results for the period ended June 30, 2003. All figures are expressed in constant Chilean pesos and are prepared in accordance with Chilean Generally Accepted Accounting Principles (Chilean GAAP). Figures for June 30, 2002 are inflation adjusted by the year on year CPI figure of 3.5%.

AFP PROVIDA S.A. reports its results for the First Half
ended June 30, 2003

GENERAL HIGHLIGHTS FOR THE FIRST HALF 2003

Net income for the first half of 2003 (1H03) amounted to Ch$15,754.4 million, a 15.9% real decrease on the figure recorded for the same period of 2002. This result is due mainly to the higher net cost of the life and disability insurance (L&D), referring to the lower rebates on contracts prior to the current one as well as to higher provisions required for the casualty rate of the client portfolio affected by diverse factors as has been observed in the industry. Consequently, earnings per share reached Ch$47.55, while in the first half of 2002 (1H02) they reached Ch$ 56.52

In terms of operating revenues, Provida grew by 3.6% with respect to the same period the previous year supported by higher fee income of 1.5% and a 125.7% increase in gains on mandatory investments partially offset by lower rebates on L&D insurance contracts prior to the current one. Regarding operating expenses, they increased by 12.1% with respect to 1H02 mainly as a result of higher L&D insurance costs, adding the higher administrative and commercial expenses associated to the new services of the industry. As a result, operating income reached Ch$16,595.2 million, lower by 12.4% or Ch$2,340.1 million to the previous year.

Despite the fact that the Company has maintained a sustained improvement in its financial performance, the non- operating results developed negatively as a consequence of the lower results obtained in affiliated companies due to the exchange rate effect in the foreign subsidiaries and losses in the start -up operations of two local affiliated companies (PreviRed.com and AFC).

At June 30, 2003, Provida maintains its leading position in the Chilean pension fund industry, totaling US$ 12,474 million in assets under management and a portfolio of 2.86 million affiliates equating to market shares of 31.48% and 41.62%, respectively.

HIGHLIGHTS OF THE SECOND QUARTER 2003

Net income for the second quarter 2003 (2Q03) totaled Ch$8,719.6 million, Ch$206.4 million or 2.3% lower than that of the second quarter of the previous year (2Q02). This is mainly due to an upward trend of the casualt rate of the client portfolio observed throughout the industry which implied the constitution of higher provisions for this concept.

During 2Q03, operating income dropped by 2.0% or Ch$ 191.2 million since the higher operating expenses stemming from L&D insurance, the commercial activity and administrative costs, offset the favorable evolution of gains on mandatory investments. On the other hand, non-operating results presents a favorable behavior due to the positive impact of the price level restatement and expenses, partially offset by the lower earnings of related companies.

Business Drivers	June, 2003	Market Share
Number of Affiliates	2,864,913	41.62%
Number of Contributors	1,376,916	40.77%
Number of Pensioners	162,473	35.20%

Collection Base (US$ Million)	522	33.83%
AUM (US$ Million)	12,474	31.48%
Pension Fund Average Real Return (1H02)	5.08%
Pension Fund A Real Return (1H02)	11.07%
Pension Fund B Real Return (1H02)	6.80%
Pension Fund C Real Return (1H02)	5.02%
Pension Fund D Real Return (1H02)	4.42%
Pension Fund E Real Return (1H02)	2.88%

Other Variables	June, 2003	Market Share
Number of Branches	77	30.43%
Number of Administrative Employees	1,064	32.03%	(1)
Number of Sales Agents	635	24.38%	(1)
(1) Market Share in May, 2003.
AFP PROVIDA, company leader in the Chilean Pension Fund Industry, provides pension fund management and related services throughout the country and has invested in similar companies in Peru, Colombia, Ecuador, Mexico and El Salvador. In July 1999, PROVIDA was incorporated into the financial holding BBVA Group that enjoys pride of place in the Pension Fund Industry and is one of the principal financial conglomerates in Latin America.

A.F.P. PROVIDA S.A.
COMPARATIVE ANALYSIS OF THE FIRST HALF 2003 (1H03)

  In the second quarter 2003 (2Q03), the economy underwent a moderate growth of 2.7%according to the IMACEC, the main indicator of economic activity, , a lower figure compared to the 3.5% experienced during the first quarter 2003. This, in part, is the result of the negative effect on exportations of the unfavorable external environment created by the armed conflict in Iraq, the epidemic in Asia and the weak economies of the main export destinations. Moreover, on the domestic scene, private consumption decelerated due to tax uncertainties that affected the investors’ and consumers’ mood.

  Nevertheless, according to expert opinion, a weaker quarter does not imply the reactivation process has vanished. In fact, projections for this year continue to be in the range of 3% to 3.5%, expecting a gradual acceleration of the economy to reach a level of between 3% to 3.3% by December 2003. This is supported, on one hand, by a favorable international environment where Chile’s business partners should begin to recover, especially the United States economy with its fiscal and monetary policies and the improved perspective of the Asian economies, as well as the new free trade agreements that will eliminate double taxation, creating a greater dynamism for exports and investment flows in Chile. On the local scene, private consumption is expected to undergo a favorable growth considering the improved labor market conditions and the expansive monetary policy that should continue at least until the end of the year, in addition to the effect of the increased value added tax programmed for October which will be offset by lower duties and the government’s social programs.

  With respect to the la bor market, a highly relevant indicator for the pension fund industry, it highlights the dynamism observed in the creation of employment during the last 12 months, evidenced in the average unemployment rate of 9.1% for the period April-June 2003, a 0.4% lower than the figure recorded during the same period last year. Moreover, reinforcing the aforementioned, occupation rose by 3.9%, completely absorbing the work force expansion of 3.4%. The employment growth figures exceed the special government programs, highlighting the greater dynamism of service sectors such as financial, industrial, transport and communications, even though it must be pointed out that the increase in the private sector was strongly boosted by the rise of independent workers, generally at a more unstable level than salaried workers that not necessarily make previsional contributions since they are not obligated to make them. The outlook for the second half of 2003 in this aspect is subject to the expected economic recovery together with s tabilized real salaries that will allow entrepreneurs to broaden their capacity to generate employment and independent workers to formalize their work, which, together with the government policy to generate employment, will make it difficult for unemployment rates to return to double digits.
  Net Income of Provida to June 2003 reached Ch$15,754.4 million, equivalent to an average return on equity of 18.7%, representing a real decrease of 15.9% with respect to 1H02. This is explained, in reference to the operating results, by the higher net cost of the L&D insurance with respect to the lower rebates on contracts prior to the current one as well as to the higher provisions required by the casualty rate, which has also been experienced at the industry level. Additionally and as a result of incoming new services in the pension fund industry (multiple funs, voluntary pension savings and AFC), administrative and commercial expenses increased during 1H03, overshadowing, together with the L&D insurance cost, the favorable contribution of gains on mandatory investments, stemmed from the important recovery of the local and foreign stock exchanges. Consequently, the Core Business result, defined as the difference between fee income and operating expenses, dropped by 27.9% due to the increase in the expenses aforementioned.

  Regarding non-operating results, they present a decrease of 44.7% basically due to lower results obtained by related companies, both foreign subsidiaries in Mexico and Colombia, mainly affected by the depreciation of the local currency with respect to the dollar as well as the losses registered by local subsidiaries that have not reached break-even point due to they started operations recently. In addition to the above are the losses obtained by price level restatement, due to the inflation a pplied over the net liability exposure of Provida during the period (1.1% versus 0.6% applied the previous year).
	1H03	1H02	Change	% Change

	(Million of constant Chilean pesos at June 30, 2003, except percentages)
Operating Income	16,595.2	18,935.2	(2,340.1)	-12.4%
Total Operating Revenues	56,278.8	54,330.2	1,948.6	3.6%
Total Operating Expenses	(39,683.7)	(35,395.0)	(4,288.7)	12.1%

Other Income (Expenses)	1,316.5	2,379.0	(1,062.6)	-44.7%
Income Taxes	(2,157.3)	(2,588.2)	430.9	-16.6%
Net Income	15,754.4	18,726.1	(2,971.8)	-15.9%

Earnings per share (each ADR represents fifteen shares) were Ch$47.55 in 1H03, while in 1H02 they were Ch$56.52 . At June 30, 2003, the total number of outstanding shares stood at 331,316,623, the same as 1H02.

Recent Developments and Projects
As was mentioned in previous reports, in 2002 and after 21 years since the creation of the Private Pension Fund System, the most important reforms took place in the Pension Industry since its inception of which two stand out that significantly affect the industry: 1) Flexibilization of mechanisms for voluntary pension savings, and 2) Multiple Pension Funds, increasing from 2 to 5 the number of investment portfolios offered to affiliates.

Since the regulation of the flexibilization of the mechanisms for voluntary pension savings (APV) came into effect in March 2002, by providing new savings incentives and permitting other financial institutions different from AFPs to administer them, the resources have
3

increased by 45%, from US$430 million at February, 2002 to US$622 million at April, 2003. Of the latter figure, the AFPs administer 92% or US$574 million of the total assets under management. More than a year later since the new APV system began operations, AFPs continue having the main position, so as an example of the US$24 million collected in April 2003, 71% belong to the AFPs, followed by insurance companies with 22%. Since its inception, competition has emerged due to a wide range of savings plans offered by the different players, showing significant differences in the administrative costs for this service among the participating institutions. In the case of Provida, it stands out among the AFPs for its low administrative cost, with an annual 0.49% fee over assets under management. Regarding market position at June, 2003, Provida has 39.5% of the accounts managed by AFPs and 19.1% of the associated funds.

The Multiple Funds Law, partially in effect since March 2002 and in full force since August 1, 2002, allows affiliates to choose among five investment alternatives to manage their pension savings, according to their risk preferences and age. Additionally, it has allowed AFPs to offer a wider range of funds for voluntary pension savings, granting them a highly attractive diversification to their affiliates, and thus, a higher competitiveness with respect to the other players in this new business. According to the available information on fund changes that have taken place up to October, 2002, the limit date established by the law in its first stage, 787,287 contributors transferred, equivalent to 23% of the total industry, with Provida participating actively with 296,896, or 37.7% of the total clients transferred. As of June 2003, a total of 1,395,000 affiliates have chosen funds and an average higher than 30,000 people opt month by month. Additionally, the joint pension funds increased the variable income investment in US$4,390 million, permitting the existence of marked differences in risk among the five funds. Hence, in 1H03 type A pension funds accumulated a real return of 11.1% counterpoising the type E pension funds return of 2.7%.

In the area of new businesses, and since the Unemployment Insurance Law was passed in 2001, the consortium made up of all the AFPs in the industry was awarded in January, 2002 the administration of this insurance for a period of 10 years. This consortium must manage the Unemployment and Solidarity Unemployment Funds as well as grant and administer the services and benefits established by law which seeks to give a solution to all workers that may face unemployment, above all during periods of low economic growth. Provida participates with 37.8% in this new company named “Unemployment Funds Administrator of Chile S.A.” (AFC) and that has also generated new sources of income by having been awarded the operating and technical support of the company. That is why, during 2003, Provida earned Ch$209.7 million originated from support services and an additional Ch$16.1 million for customer services, both recognized as other operating revenues. According to the available information, during the first 6 months of operations, that is to say between October 2002 and April 2003, affiliated workers exceeded 1 million people, of which 80% have fixed term contracts and 20% have indefinite contracts. The first benefits began payment also in the month of April and by June 2003, beneficiaries ascended to 12,613.

Business Development
Operating Income reached Ch$56,278.8 million during 1H03, representing a real increase of 3.6% or Ch$1,948.6 million with respect to 1H02. This is the result of higher gains on mandatory investments of Ch$2,901.8 million sustained by the recovery of local and foreign stock markets and the continuing upward trend in fee income of Ch$717.7 million higher than the recorded in 1H02. Partially offsetting this favorable evolution are the lower rebates and financial revenues on L&D nsurance i contracts prior to the current one, implying lower revenues of Ch$1,812.4 million since a large part of the rebates for favorable casualty rates were received in previous years.

Fee Income for the first half of 2003 reached Ch$48,891.7 million, continuing its upward trend with a positive variation of Ch$717.7 million (1.5%) with respect to 1H02. This result is fundamentally supported by a higher volume of the salary base subject to contribution due to the commercial strategy which resulted in an important market shares in new affiliations (over 50%) and a higher volume of positive transfers with other AFPs. The average number of contributors ascended to a total of 1,415,499 in 1H03.

Gains on Mandatory Investment reached Ch$5,209.9 million, representing an important increase of Ch$2,901.8 million (125.7%) with respect to 1H02. This is due to the recovery of the stock markets, both local (IPSA +22.8%, IGPA +18.9%) and international ones (Dow Jones +7.7%, Nasdaq +21.5%, MSCI US Value +13.5%, MSCI Europe ex UK +10.5%, Nikkei +4.4%), while during the first half of 2002, local shares(IPSA –12.8, IGPA –7.3%) and foreign stocks (Dow Jones -7.8%, Nasdaq -25.0%, MSCI US Value –11.5%, MSCI Europe ex UK –5.2%) plunged, partially overshadowing the favorable impact of the drop in interest rates during the period. In figures, the average nominal rate of return of the pension funds for the first half of 2003 reached 6.54%, return that compares favorably with the 3.05% in nominal terms reached in 1H02.

Operating Expenses increased by 12.1% (Ch$4,288.7 million), from Ch$35,395.0 million in 1H02 to Ch$39,683.7 million in 1H03. Behind this evolution is, on one hand, the higher expense for L&D insurance premium of Ch$2,430.3 million, mainly due to the higher provisions for casualty rates, as occurred throughout the industry. In addition to the aforementioned, are the higher commercial and administrative expenses mainly associated to the expenses mainly associated to the changes experienced in the pension fund business and, to a lesser extent, the higher expenses for administrative remunerations due to severance payments that originated by staff rationalization implemented during the period.

The Administrative Personnel Remunerations to June 2003 amounted to Ch$8,386.7 million, exceeding by Ch$286.9 million or 3.5% with respect to 1H02. The aforementioned is mainly the result of the Company’s continued process of work rationalization that has implied severance payments due to structural layoffs of administrative staff. In figures, the average number of staff during 1H03 reflects a drop of 4.5%, from 1,141 employees in 1H02 to 1,090 in 1H03, while at the end of each period, administrative staff decreased from 1,121 to 1,064 administrative personnel, equivalent to a drop of 5.1%.

Sales Personnel Remuneration increased from Ch$3,503.1 million in 1H02 to Ch$4,301.9 million in 1H03, representing a negative variation of Ch$798.9 million (22.8%). As a result of legal modifications implemented during 2002, basically with reference to the coming into force of the Multiple Funds that strengthened competitiveness in voluntary pension savings regarding other players in this business, a more aggressive commercial strategy to capture new clients was adopted. This resulted in a higher payment of variable incentives, basically rewards and commissions for Ch$598.1 million, as well as from other benefits associated to these for Ch$89.2 million.

Regarding staff, the average six -month figure of sales personnel decreased from 661 in 1H02 to 640 in 1H03, representing a drop of 3.2%. With respect to the evolution at the end of each period, the sales force fell from 653 to 635 sales agents, recording a decrease of 2.8%.

Expenses for Life and Disability Insurance (L&D) during 1H03 reached Ch$20,191.6 million, representing an increase of Ch$2,430.3 million or 13.7 % with respect to 1H02. The aforementioned is mainly the result of the higher provisions and payments made for casualty rate of Ch$2,227.6 million. The higher casualty rate at industry level stems from the effect of the unemployment situation in the country and the learning process on behalf of the affiliates of the benefit coverage that have affected the upward trend in the number of casualty requests as well as the downward trend of the interest rates and the pension fund returns, factors that have implied a higher economic value of said casualties. Contributing also to this unfavorable evolution, is the higher variable premium given the increase in the salaries subject to contributions of affiliates and the lower financial revenues received during the period arising from the decrease in rates, amounting a total effect of Ch$202.5 million.

Other Operating Expenses increased by 12.8% (Ch$772.7 million), from Ch$6,030.8 million in 1H02 to Ch$6,803.5 million in 1H03. Fundamentally, the aforementioned is the result of higher administration costs of Ch$615.0 million that, on one hand, stem from expenses due to the implementation of Multiple Funds and refer to advisories, communication and customer service both in mailing and forms as well as those related to the administration of funds. Adding the above are the expenses related to the technological and operating support services for the AFC which has implied the hiring of temporary work services and that, on the other hand, has ranslated into revenues. Moreover, and in order to support commercial strategy, a publicity campaign of brand positioning was carried out which explains the higher commercial cost of Ch$113.7 million during the period.

As a result of the aforementioned and despite the increase in operating revenues, the Operating Income decreased by Ch$2,340.1 million or 12.4%, reaching Ch$16,595.2 million in 1H03. Likewise, Core Business result, defined as the difference between Fee Income and Operating Expenses, decreased by 27.9% in absolute terms from Ch$12,779.0 million in 1H02 to Ch$9,208.0 million in 1H03 as a consequence of the higher operating expenses previously explained.

Other Non-Operating Revenues (Expenses) decreased from an income of Ch$2,379.0 million in 1H02 to an income of Ch$1,316.5 million in 1H03, representing an unfavorable variation of Ch$1,062.6 million. Supporting the above are mainly the lower results of the foreign affiliated companies of Ch$694.6 million, which were basically affected by the exchange rate of the local currency with respect to the dollar, while on the local scene, this is explained by the losses incurred by two companies that have not yet reached break-even point. Additionally, during the six -month period, a higher loss for price level restatement for Ch$540.7 million was perceived stemming from the higher inflation rate (1.1% versus 0.6% the previous year) applied over the net liability exposure of the Company.

The Results in Affiliated Companies decreased by Ch$694.9 million (12.4%) from C$5,582.6 million in 1H02 to Ch$4,887.6 million in 1H03. This was mainly originated by lower income from AFPC Porvenir in Colombia and AFORE Profuturo in Mexico for a total of Ch$638.6 million, deviation fundamentally stemming from the depreciation of the local currency with respect to the dollar, results partially offset by the favorable contribution of AFP Horizonte in Peru and AFP Crecer in El Salvador. Moreover, the higher losses of two local affiliate companies, PreviRed.com and AFC, that totalled Ch$260.5 million, are the result of not yet reaching their break-even point.

		1H03	1H02	Change	% Change

Company	Country	(Million of constant Chilean pesos at June 30, 2003, except percentages)
Horizonte	Peru	1,175.6	1,036.1	139.5	13.5%
Porvenir	Colombia	856.6	1,258.0	(401.4)	-31.9%
Bancomer	Mexico	2,810.1	3,047.2	(237.2)	-7.8%
Crecer	El Salvador	442.7	384.7	58.0	15.1%
DCV	Chile	31.6	25.0	6.6	n.a.
PreviRed.com	Chile	(194.9)	(168.4)	(26.5)	15.7%
AFC	Chile	(234.0)	-	(234.0)	n.a.

TOTAL		4,887.6	5,582.6	(694.9)	-12.4%

In Peru, Provida Internacional is a 15,87% shareholder of AFP Horizonte since 1993. During 1H03, this subsidiary generated an income of Ch$1,175.6 million for Provida, that represents a real growth of 13.5% over 1H02 and a positive variation equivalent to Ch$139.5 million. This favorable evolution is explained by a higher fee income originated by an increase in contributors, effect accompanied by an adequate control of o perating expenses that evidenced a slight decrease. At June 2003, this subsidiary managed a total of 811,802 affiliates and assets under management of US$1,342 million, equivalent to market shares of 26% in both cases, positioning it in first place in term s of affiliates and in third place in assets under management.

In the case of Colombia, Provida Internacional has been present since 1994 as a 20.00% shareholder of AFPC Porvenir. During 1H03, it generated an income of Ch$856.6 million for Provida, representing a decrease of Ch$401.4 million or 31.9% with respect to the income recorded in 1H02. This evolution is fundamentally explained by the depreciation of the local currency with respect to the dollar (19.9%) between the periods in comparison that affected the amount of net income expressed in US dollar, as well as by the higher administration and sales expenses incurred. At June 2003, this subsidiary managed 1,259,675 affiliates and administrates funds of US$1,738 million, equivalent to market shares of 25% and 27%, respectively, maintaining its first place in all relevant aspects of the market share.

In El Salvador, AFP Crecer was created in September 2000 after the merger of AFP Porvenir, Prevision and Maxima, becoming the largest pension fund administrator in the country in terms of clients. At June 2003, the client portfolio reached 568,579 with funds under management of US$619 million, equivalent to market shares of 55% and 48% respectively. Provida Internacional has a 19.00% stake in AFP Crecer which gave Provida earnings for Ch$442.7 million in 1H03 with a real growth of 15.1% with respect to the result obtained in 1H02 of Ch$384.7 million. This favorable evolution is supported by the growth of fee income given the higher number of average contributors and the higher gains on mandatory investments, partially offset by the increase of operating expenses both in administrative personnel remunerations and administration expenses.

Regarding Mexico, in November 2000, Provida Internacional purchased 7.5% of AFORE Bancomer shares whose results make it Provida’s most important investment with an income for the Company of Ch$2,810.1 million, equivalent to 53.2% of the total contributed by all foreign subsidiaries during 1H03. With respect to 1H02, income for this subsidiary decreased by Ch$237.2 million or 7.8%, stemming from the depreciation of the local currency regarding to US dollar between the periods in comparison which reached 6.0%. The aforementioned affected the results, reflecting even the drop in fee income (5.5%), when in fact, maintaining constant the exchange rate, these increase slightly by 0.1% and average contributors increased only by 1.% due to unemployment levels. Therefore, the drop in net benefits of the subsidiary reduced by 0.1% which basically stemmed from higher administration expenses and price level restatement (negative effect over the net asset position of the subsidiary). At June 2003, AFORE Bancomer maintained an affiliate portfolio of 4,341,039 and funds for US$7,409 million with market shares of 14% and 22%, respectively, positioning it in second place on the market in all relevant variables.

Finally, regarding Related Companies, these contributed a loss for Provida of Ch$397.3 million, as a result of losses sustained in two out of the three companies. On one hand, a loss of Ch$234.0 million was recorded for the investment in the “Unemployment Funds Administrator of Chile S.A.” (AFC), that started-up in October 2002 and where Provida is a shareholder with 37.8%. Additionally, PreviRed.com, an electronic collection company where Provida is also a shareholder with 37.8%, recorded a loss of Ch$194.9 million for the Company in 1H03, representing a negative variation of Ch$26.6 million or 15.7% with respect to 1H02 since it has not yet reached its break-even point. Finally, “DCV Investments” (DCV) implied for Provida earnings for Ch$31.6 million during the period, an increase of 26.5% (Ch$6.6 million) over 1H02. Provida has a 23.14% stake in DCV, an depositary company in public offering securities, the other main shareholders being the other AFPs in the industry, the same as in the other two local investments (AFC and PreviRed.com).

Regarding Interest Expenses, these decreased by Ch$348.4 million or 34.4%. This positive variation is a result of the lower level of long-term debt given the amortizations carried out between the two periods, as well as the lower average level TAB rates applied during the period.

The loss for Price Level Restatement for Ch$503.0 million for 1H03 represents a negative variation of Ch$540.7 million with respect to the gain of Ch$37.7 million recorded in 1H02. This evolution is explained by the higher inflation applied over the Company’s net liability exposure, which reached 1.2% in 1H03 due to the important ris e in the fuel price during the first part of the year, while in 1H02 reached 0.6%, fundamentally due to the deflation evidenced in the first quarter of 2002 (0.4%).

At June 30, 2003, Income Taxes recorded a lower expense for Ch$430.9 million over 1H02, consistent with the lower earnings recorded in the period.

Total Assets to June 30, 2003 reached Ch$226,982.0 million, an increase of Ch$13,058.2 million with respect to the end of June, 2002. This evolution is explained, on one hand, by an increase of Ch$9,580.5 million in current assets, fundamentally marketable securities temporarily maintained in mutual funds that are destined to settle a part of the banking credit lines used to pay the definite dividend of year 2002. Moreover, mandatory investments increased by Ch$7,183.5 million as a result of the normal contributions carried out by the growing client salary base as well as the positive returns of the pension funds. Partially offsetting the above is the decrease of other assets of Ch$3,799.2 million originated by the periodic amortization of goodwill.

Total Liabilities increased by Ch$9,878.0 million or 23.6%, from Ch$41,824.3 million in 1H02 to Ch$51,702.3 million in 1H03. The aforementioned is the result of the increase in current liabilities for Ch$17,190.9 million due to the higher temporary use of credit lines to pay off the definite dividend of 2002 and which will be partially settled by the resources originating from marketable securities. Partially offsetting the above is the decrease of the long-term debt for Ch$7,312.9 million as a consequence of the amortization carried out according to payment schedules established in the contracts of the respective loans.

Shareholders’ Equity expanded by Ch$3180.2 million or 1.8%, from Ch$172,099.5 million at June 30, 2002 to Ch$175,279.7 million at end June 2003. This evolution is explained by higher accumulated profit from previous periods due to the generation and retention of the Company’s income.

The Exchange Rate at June 30, 2003 was Ch$699.12 per dollar, while at the same date of the previous year this was Ch$688.05 per dollar. During 1H03, the exchange rate appreciated by 2.7%, while during 1H02 a depreciation of 5.1% was recorded.

CONSOLIDATED INCOME STATEMENT

	1H03	1H02	Change	% Change
	(Million of constant Chilean pesos at June 30, 2003, except percentages)
OPERATING REVENUES
Fee income	48,891.7	48,174.0	717.7	1.5%
Gains on mandatory investments	5,209.9	2,308.1	2,901.8	125.7%
Rebates on L&D insurance	743.6	2,556.0	(1,812.4)	-70.9%
Other operating revenues	1,433.6	1,292.1	141.5	11.0%
Total Operating Revenues	56,278.8	54,330.2	1,948.6	3.6%

OPERATING EXPENSES
Administr. personnel remunerations	(8,386.7)	(8,099.9)	(286.9)	3.5%
Sales personnel remunerations	(4,301.9)	(3,503.1)	(798.9)	22.8%
L&D insurance	(20,191.6)	(17,761.3)	(2,430.3)	13.7%
Other operating expenses	(6,803.5)	(6,030.8)	(772.7)	12.8%

Total Operating Expenses	(39,683.7)	(35,395.0)	(4,288.7)	12.1%

OPERATING INCOME	16,595.2	18,935.2	(2,340.1)	-12.4%

OTHER INCOME (EXPENSES)
Gains on investments	44.3	89.1	(44.8)	-50.3%
Profit (loss) in affil. companies	4,887.6	5,582.6	(694.9)	-12.4%
Amortization of goodwill	(2,500.0)	(2,514.7)	14.6	-0.6%
Interest expense	(665.2)	(1,013.6)	348.4	-34.4%
Other income net	52.8	197.9	(145.0)	-73.3%
Price level restatement	(503.0)	37.7	(540.7)	-1434.6%
Total Other Income (Expenses)	1,316.5	2,379.0	(1,062.6)	-44.7%

INCOME BEFORE TAXES	17,911.7	21,314.3	(3,402.6)	-16.0%
INCOME TAXES	(2,157.3)	(2,588.2)	430.9	-16.6%

NET INCOME	15,754.4	18,726.1	(2,971.8)	-15.9%

CONSOLIDATED BALANCE SHEET

	Jun-03	Jun-02	Change	% Change
	(Million of constant Chilean pesos at June 30, 2003, except percentages)
ASSETS
Current Assets	16,037.3	6,456.7	9,580.5	148.4%
Marketable Securities - Reserve	85,812.2	78,628.7	7,183.5	9.1%
Premises and Equipment	24,516.7	24,423.3	93.4	0.4%
Other Assets	100,616.0	104,415.2	(3,799.2)	-3.6%

TOTAL ASSETS	226,982.0	213,923.8	13,058.2	6.1%

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities	44,453.2	27,262.3	17,190.9	63.1%
Long-Term Liabilities	7,249.1	14,562.0	(7,312.9)	-50.2%

Minority Interest	0.1	0.1	0.0	5.8%
Shareholders´ Equity	175,279.7	172,099.5	3,180.2	1.8%

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	226,982.0	213,923.8	13,058.2	6.1%

CONSOLIDATED CASH FLOW STATEMENT

	Jun-03	Jun-02	Change	% Change
	(Million of constant Chilean pesos at June 30, 2002, except percentages)
CASH FLOW FROM OPERATING ACTIVITIES	9,845.0	14,245.1	(4,400.1)	-30.9%
Total Operating Revenues	54,608.8	51,130.5	3,478.3	6.8%
Total Operating Expenses	(44,763.8)	(36,885.4)	(7,878.4)	21.4%

CASH FLOW FROM FINANCING ACTIVITIES	(5,101.8)	(18,009.0)	12,907.2	71.7%

CASH FLOW FROM INVESTING ACTIVITIES	4,374.0	5,356.8	(982.8)	-18.3%

TOTAL NET CASH FLOW	9,117.2	1,592.9	7,524.4	472.4%

A.F.P. PROVIDA S.A.
COMPARATIVE ANALYSIS OF THE SECOND QUARTER 2003 (2Q03)

  Net Income for 2Q03 reached Ch$8.719,6 million, a 2.3% decrease or Ch$206.4 million with respect to 2Q02. The aforementioned is mainly due to the lower operating income of Ch$191.2 million (2.0%), as a result of the higher operating expenses, basically l&D insurance cost that overshadowed the favorable evolution of the gains on mandatory investments, such as a higher tax expense for Ch$315.8 million, which was partially offset by higher non-operating revenues fundamentally originated by the lower loss of price level restatement given the inflation applied during the period and earnings stemmed from exchange differences in Provida Internacional.
	2Q03	2Q02	Change	% Change

	(Million of constant Chilean pesos at June 30, 2003, except percentages)
Operating Income	9,279.7	9,470.8	(191.2)	-2.0%
Total Operating Revenues	29,077.0	25,726.0	3,351.0	13.0%
Total Operating Expenses	(19,797.4)	(16,255.2)	(3,542.2)	21.8%

Other Income (Expenses)	961.5	661.0	300.5	45.5%
Income Taxes	(1,521.5)	(1,205.7)	(315.8)	26.2%
Net Income	8,719.6	8,926.1	(206.4)	-2.3%

In operating terms, the favorable evolution of the gains on mandatory investments contributed positively by Ch$3,704.1 million due to the higher return of pension funds (4.69% nominal in 2Q03 versus 0.16% in 2Q02), while fee income presented a moderate performance decreaing slightly by Ch$143.0 million or 0.6%. Regarding operating expenses, they experienced an upward trend due to both the impact of higher casualty rates on the L&D insurance cost for Ch$1,983.7million, as well as higher commercial and administrative expenses for Ch$1,165.9 million mainly associated to changes experienced by the pension business.

In non-operational terms, it highlights the lower loss from price level restatement given the higher income for exchange differences in Provida Internacional due to the effect of the peso appreciation with respect to the dollar during the quarter (4.4%), adding lower the inflation applied during the period (0.7% for 2Q03 versus 1.0% for 2Q02). On the other hand, a higher tax expense of Ch$315.8 million was recorded, given the adjustment carried out during the quarter due to the settling of taxes on earnings of the previous year paid in April 2003 and the higher prevailing tax rate for the period (16.5% versus 16.0%).

Earnings per Share (each ADR represents fifteen shares) in the quarter reached Ch$26.32 (Ch$26.94 in 2Q02). At end 2Q03, the total number of outstanding shares stood at 331,316,623, the same as the 2Q02.

Operating Revenues reached Ch$29,077.0 million during 2Q03, a increase of 13.0% or Ch$3,351.0 million with respect to 2Q02, as a result of the higher gains on mandatory investments for Ch$3,704.1 million. The aforementioned was partially offset by lower financial revenues of Ch$314.4 million arising from previous contracts to the current one as a result of the lower of flow surplus subject to interest given the reimbursements carried out in previous periods. Likewise, fee income decreased by Ch$143.0 million, while other operating revenue increased by Ch$104.2 million originating from the consolidation with AFP Genesis.

Fee Income decreased slightly by 0.6% or Ch$143.0 millio n with respect to 2Q02, reaching Ch$24,312.1 million during the period. The aforementioned is mainly because the regular process of remnant recovery was not carried out during June, and will take place during the next quarter. In fact, collection for the quarter increased by 1.1% in real terms, while the average number contributors reached 1,421,861.

Gains on Mandatory Investments during 2Q03 reached Ch$3,805.2 million significantly higher result compared to 2Q02 with Ch$101.1 million. This positive varia tion of Ch$3,704.1 million is fundamentally explained by the higher nominal returns of pension funds, reaching 4.69% in 2Q03 while in 2Q02 only recorded 0.16%. The quarterly result is mainly due to the stock markets’ recovery, both local (IPSA +21.7%, IGPA +18.0%) and international ones (Dow Jones +12.4%, Nasdaq +21.0%, MSCI US Value +15.8%, MSCI Europe ex UK +15.3%, Nikkei +12.0%) while in the same period last year, an important drop in the price of local stock (IPSA –11.3%, IGPA –6.3%) and foreign stock (Dow Jones –11.2%, Nasdaq –20.7%, MSCI US Value –12.5%, MSCI Europe ex UK –5.0%), overshadowed the positive contributions of the local fixed income instruments favored by the drops in the rates of the monetary policy decreed y the Central Bank.

Operating Expenses reached a total of Ch$19,797.4 million during the six -month period, an increase of 21.8% or Ch$3,542.2 million with respect to 2Q02. Just like the 1H03 evolution, the variation is supported by the higher L&D insurance cost for Ch$1,983.7 million as a result of the higher casualty rate of Provida’s affiliate base, which has resulted in the increase of provisions for this concept. Moreover, adding to this are the higher commercial and administrative expenses for a total of

Ch$1,165.9 million, mainly originated by the changes the pension business has undergone and, by a lower measure, the higher expenses of administrative personnel remuneration for Ch$392.6 million basically due to severance payments originated by the staff rationalization implemented during the period. It should be pointed out that the expenses include an additional Ch$76.0 million originating from AFP Genesis due to the higher expenses in administrative personnel remunerations and those related to commercialization.

The Administrative Personnel Remunerations reached Ch$4,307.6 million, which implies an increase of Ch$392.6 million or 10.0% with respect to the level obtained during 2Q02. It is important to point out that in 2Q03, Ch$42.0 million of AFP Genesis were included, causing lo cal expenses to increase by Ch$350.5 million or 9.4%.

On the local scene, the evolution is explained both by the higher severance payments for Ch$290.5 million originated by structural rationalization implemented during the quarter as well as by the effect of the accounting modification in reference to seniority rewards, which previously were acknowledged according to the period of payment and currently is over an accrued base, for Ch$169.7 million. Partially offsetting the above are cost savings associated to lower incentives paid to sales supervisors for Ch$30.3 million due to structural rationalization implemented in the middle of last year and to staff reduction for Ch$110.0 million in reference to remunerations and other personnel benefits.

In figures, the average staff of administrative personnel decreased with respect to the 2Q02 by 4.6%, from 1,127 to 1,076 administrative personnel.

Sales Personnel Remuneration increased from Ch$1,724.3 million in 2Q02 to Ch$2,333.1 million in 2Q03, implying a higher expense of Ch$608.8 million (35.3%). The aforementioned is the result of the higher commercial activity evidenced by the industry with the coming into force of Multiple Funds that strengthened competitiveness in the area of voluntary pension savings. This successful strategy obtained for Provida positive net transfers during the quarter with respect to the competition both in cases as in income volume and whose effect should be reflected for the rest of the year. In figures, the above mentioned implied a payment of higher variable incentives (commissions and rewards) for Ch$448.2 million, as well as for other benefits indexed to the same for Ch$19.7 million. Moreover, higher severance costs for Ch$69.7 million are a result of the sales force rationalization that took place in order to maintain only highly productive agents. In effect, during the comparative period, commercial productivity increased over 30% while staff decreased.

The average number of sale agents decreased from 656 in 2Q02 to 636 2Q03, representing a drop of 3.1%.

Regarding the expense of Life and Disability Insurance (L&D), it reached Ch$9,516.9 million during 2Q03, exceeding by Ch$1,983.7 million or 26.3% the figure recorded during the same period last year. This evolution is mainly supported by the higher casualty rate of the affiliates’ portfolio, which led to the constitution of additional provisions of Ch$1,969.6 million. An additional Ch$40.6 million are explained by the lower interest expenses stemming from the current contract as a consequence of the lower rates, partially offset by the lower provisional premium of Ch$26.5million given the slight decrease of commissions during the period.

Other Operating Expenses increased by 18.1% or Ch$557.2 million, from Ch$3,082.6 million recorded in 2Q02 to Ch$3,639.7 million in 2Q03. This evolution is supported by higher administration costs of Ch$392.4 million associated to the hiring of temporary services basically to render technical support to the AFC, the expenses related to the administration of the funds given the coming into force of the Multiple Funds and the rise in the general insurance premiums due to the higher risk associated to the region. In addition, in order to support the commercial strategy, higher commercialization expenses reached Ch$147.8 million, referring to the publicity that strengthened the brand image. Finally, higher expenses for the qualification of disabilities (Ch$92.4 million) were evidenced in order to attenuate the effect of the casualty rate of the affiliates’ base on earnings, effects partially offset by the savings obtained in computation expenses for Ch$40.1 million.

Consequently, Operating Income amounted to Ch$9,279.7 million, representing a decrease of 2.0% or Ch$191.2 million with respect to 2Q02 since the higher operating expenses previously described overshadowed the favorable contribution of the gains on mandatory investments. Therefore, the Core Business result, defined as the difference between Fee Income and Operating Expenses, decreased by 44.9% from Ch$8,199.9 million in 2Q02 to Ch$4,514.7 million in 2Q03, due to the higher level of expenses previously described.

Other Non-Operating Revenues (Expenses) increased from an income of Ch$661.0 million in 2Q02 to an income of Ch$961.5 million in 2Q03, representing a favorable variation of Ch$300.5 million (45.5%). The aforementioned is the result of the lower loss of price level restatement for Ch$385.2 million due to the effect of the peso appreciation respect to US dollar during the quarter (4.4%) over the current account maintained with Provida and dividends from foreign affiliates, as well as the lower inflation applied over the net liability exposure of Provida (0.7%% in 2Q03 versus 1.0% in 2Q02). In addition, lower interest expenses of Ch$62.7 million were registered during the quarter. Partially offsetting the aforementioned are the lower incomes from affiliated companies for Ch$152.3 million.

The Results in Affiliated Companies decreased by 5.1% or Ch$152.3 million from Ch$2,966.8 million in 2Q02 to Ch$2,814.5 million in 2Q03. This variation stems from the dissimilar behavior of the results of the affiliated companies, negatively affected, on one hand, by the lower returns generated by AFPC Porvenir in Colombia (Ch$204.9 million) and the losses of the local affiliated AFC for Ch$143.0 million that initiated operations in October 2002. Partially offsetting the above are the higher benefits contributed by investments in AFORE Bancomer in Mexico (Ch$164.4 million) and AFP Crecer in El Salvador (Ch$34.7 million).

		2Q03	2Q02	Change	% Change

Company	Country	(Million of constant Chilean pesos at June 30, 2003, except percentages)
Horizonte	Peru	488.8	495.7	(6.9)	-1.4%
Porvenir	Colombia	638.5	843.4	(204.9)	-24.3%

Bancomer	Mexico	1,659.7	1,495.3	164.4	11.0%
Crecer	El Salvador	248.0	213.3	34.7	16.3%
DCV	Chile	14.5	11.6	2.9	n.a.
PreviRed.com	Chile	(92.0)	(92.4)	0.4	-0.4%
AFC	Chile	(143.0)	-	(143.0)	n.a.

TOTAL		2,814.5	2,966.8	(152.3)	-5.1%
  Lower Interest Expenses for Ch$62.7 million or 14.3% are explained the decrease of long-term debt given the amortizations of the established payment schedule of the loans and the lower TAB rate applied to the long-term debt.

  Income Tax for the period exceeded 2Q02 by Ch$315.8 million or 26.2%.The above, even though the quarter presents lower results, due to adjustments carried out for the payment in April 2003 of taxes corresponding to the year 2002, adding the higher prevailing tax rate for the period (16.5% versus 17.0% of the previous year).

  The Exchange Rate for 2Q03 recorded an appreciation of 4.4%, figure that compares with the depreciation of 4.9% recorded in 2Q02.

CONSOLIDATED INCOME STATEMENT

	2Q03	2Q02	Change	% Change

	(Million of constant Chilean pesos at June 30, 2003, except percentages)
OPERATING REVENUES
Fee income	24,312.1	24,455.1	(143.0)	-0.6%
Gains on mandatory investments	3,805.2	101.1	3,704.1	3665.0%
Rebates on L&D insurance	116.6	431.0	(314.4)	-72.9%
Other operating revenues	843.1	738.9	104.2	14.1%

Total Operating Revenues	29,077.0	25,726.0	3,351.0	13.0%

OPERATING EXPENSES
Administr. personnel remunerations	(4,307.6)	(3,915.1)	(392.6)	10.0%
Sales personnel remunerations	(2,333.1)	(1,724.3)	(608.8)	35.3%
L&D insurance	(9,516.9)	(7,533.3)	(1,983.7)	26.3%
Other operating expenses	(3,639.7)	(3,082.6)	(557.2)	18.1%

Total Operating Expenses	(19,797.4)	(16,255.2)	(3,542.2)	21.8%

OPERATING INCOME	9,279.7	9,470.8	(191.2)	-2.0%

OTHER INCOME (EXPENSES)
Gains on investments	18.5	12.0	6.5	54.8%
Profit (loss) in affil. companies	2,814.5	2,966.8	(152.3)	-5.1%
Amortization of goodwill	(1,246.8)	(1,260.6)	13.7	-1.1%
Interest expense	(375.7)	(438.4)	62.7	-14.3%
Other income net	83.7	99.1	(15.3)	-15.5%
Price level restatement	(332.7)	(717.9)	385.2	-53.7%

Total Other Income (Expenses)	961.5	661.0	300.5	45.5%

INCOME BEFORE TAXES	10,241.2	10,131.8	109.4	1.1%
INCOME TAXES	(1,521.5)	(1,205.7)	(315.8)	26.2%

NET INCOME	8,719.6	8,926.1	(206.4)	-2.3%